March 13, 2009

Mr. Jeffrey Riedler

Assistant Director

Division of Corporation Finance

United States Securities and Exchange Commission

Washington, DC 20549

Via EDGAR

Re:	Comprehensive Care Corporation

Preliminary information statement filed January 27, 2009

Form 8-K filed January 23, 2009

File No. 001-09927

Dear Mr. Riedler:

I refer to your request for further information as detailed in your letter dated February 23, 2009, regarding the above Preliminary Information Statement and Form 8-K, both filed by Comprehensive Care Corporation (“CompCare” or the “Company”). The answers to your comments are addressed below and detailed, where applicable, in the Amended Information Statement that is attached to this letter. Please note that the attached Amended Information Statement is in draft form pending your final review, in addition, we have attached a red line version to facilitate your review showing the marked changes from the original Statement. To facilitate the staff’s review, we have included the captions and comments from the letter with the Company’s response immediately following.

General

1.	We note the increase in authorized shares of common stock is necessary for the completion of the merger with Core Corporate Consulting Group, Inc. Accordingly, the information requested by Items 11, 13, and 14 is required to be included in the information statement to the extent applicable. See Note A to Schedule 14A and Item 1 to Schedule 14C.

Response: Please see the additional discussion regarding the timing and events leading up to the merger between Core Corporate Consulting Group, Inc. (“Core”) and the Company starting on page 5. In addition, the Amended Information Statement now also includes a discussion of the capital stock being authorized and information about the history of Core. Finally, Pro-forma financials have been added as Attachment A beginning on page 13 of the Amended Information Statement.

2.	Please tell us how you plan to account for the acquisition of Core. Your response should identify who the accounting acquirer is, in accordance with paragraph 9 of SFAS 141R, and

3405 W. Dr. Martin Luther King Jr. Blvd. • Suite 101 • Tampa, FL 33607

813-288-4808 • Fax: 813-288-4844

the primary reasons for the combination. In addition, clarify whether Comprehensive Care will remain as the registrant or Core will become the new registrant.

Response: Pursuant to SFAS 141R, the acquisition will be accounted for as a “Reverse Acquisition” under 141.17-2. As such, the legal form of the transaction is ignored, and the “target” company, being Core is treated as the “acquiring” company for financial reporting purposes and CompCare is treated as the “target” company. As such, the fair value of the CompCare’s common shares is recognized, together with adjustments necessary to reflect the CompCare’s net tangible and identifiable intangible assets at their fair value with any remainder assigned to goodwill. A description of this treatment has been included on pages 8 and 9 of the Amended Information Statement.

CompCare will remain the registrant.

Amendment Of the Company’s Restated Certificate of Incorporation, page 2

3.	Please expand the discussion to provide a detailed description of the background and circumstances leading to the merger with Core. The discussion should include a description of any discussions or meetings that occurred pertaining to the merger, including when and where any meetings occurred and who was in attendance including, if applicable, the involvement of Hythiam, Inc. or its affiliates.

Response: Please see the description starting on page 5 of the Amended Information Statement. Please note that all the meetings and discussions as they pertained to the merger with Core were exclusively held between the Company and Core and their respective advisors and did not include, directly or indirectly, Hythiam, Inc., its affiliates or its management.

4.	Please expand the discussion to include a description of Core’s business. In addition, please explain whether and how your business and management will change as a result of the merger with Core.

Response: Please see the description starting on page 7 of the Amended Information Statement.

5.	We understand Core commenced operation in November 2008 and as of January 20, 2009 no financial statements have been prepared for Core. Please expand your discussion to indicate why your board determined to acquire Core and address the Board’s consideration of the structure of the merger and related transactions involving Core. Please include a discussion of the material factors considered by your board, both positive and negative, in determining to proceed with the merger.

Response: Please see the description starting on page 5 of the Amended Information Statement. Please note that the CompCare Board appointed a Special Committee made up of the independent directors to evaluate the transaction.

6.	It appears that Core was acquired in exchange for approximately 77% of the total voting power of your company. Please explain how the purchase price was determined and by whom, and include a discussion of the specific assets you acquired as a result of the merger.

Response: Please see the description starting on page 5 of the Amended Information Statement.

3405 W. Dr. Martin Luther King Jr. Blvd. • Suite 101 • Tampa, FL 33607

813-288-4808 • Fax: 813-288-4844

7.	Please state whether a fairness opinion was obtained for the transaction.

Response: As described on page 5 of the Amended Information Statement, the Company’s Special Committee was authorized to, and did, retain both legal counsel and financial advisors to assist the Special Committee with its evaluation of potential transactions. With respect to the transaction between the Company and Core, the Special Committee obtained an opinion from its financial advisors specifically advising the Special Committee that the transaction was fair, from a financial standpoint, to the current stockholders of the Company not affiliated with Hythiam.

8.	Please expand the discussion to describe how Hythiam, Inc., the parent of Woodcliff and indirectly your largest shareholder at the time of the amendment and merger, will benefit as a result of the increase in authorized shares of common stock and related merger of Comprehensive Care with Core.

Response: This is described fully in footnote 2 to the table on page 10 of the Amended Information Statement.

9.	Please explain how you will treat the registrant’s shares owned by Core, e.g., will you cancel these shares or are they considered to be outstanding shares.

Response: Following a resolution of the Board of Directors dated February 26, 2009, the 6,292,266 shares held by Core were canceled and are no longer outstanding. I refer you to the Company’s Form 8-K for February 25, 2009 and filed on March 3, 2009.

10.	Please consider the inclusion of a chart or diagram to explain the change of ownership as a result of the merger. For example, on January 14, 2009, Hythiam, Inc., through its wholly-owned subsidiary, owned approximately 48.9% of your outstanding common stock. On January 14, 2009, Hythiam sold its interest in CompCare to Core. On January 20, 2009, CompCare acquired Core for approximately 77% of CompCare’s voting power.

Response: Please see the chart set forth on page 8 of the Amended Information Statement.

Form 8-K filed January 23, 2009

Item 1.01. Entry into a Material Definitive Agreement

Merger Agreement with Core Corporate Consulting Group

11.	We note the statement at the top of page 3:

With the exception of the Core Purchase Transaction, there are no material relationships between the Company, Merger Sub and its directors, officers (or any associate of any such directors or officers) or affiliates, on the one side, and Core and its respective directors, officers (or any associate of any such directors or officers) or affiliates, on the other hand, relating to the Merger Agreement, the Merger or any transactions relating to the Merger.

3405 W. Dr. Martin Luther King Jr. Blvd. • Suite 101 • Tampa, FL 33607

813-288-4808 • Fax: 813-288-4844

Please reconcile this statement with the disclosure in Item 7.01 of the Form 8-K/A filed by Hythiam, Inc. filed for January 20, 2009 that Hythiam “will have an ongoing relationship with CompCare through a new ASO (Administrative Services Only) vendor agreement in support of our newly launched specialty products and programs for autism and ADHD.” We may have additional comments.

Response: Please note the discussion of various relationships on page 5 of the Amended Information Statement. Further, with the exception of the Stock Purchase Agreement dated January 16, 2008 between Core and Woodcliff Health Investment Partners, LLC. and its parent Hythiam, Inc. (the “Stock Purchase Agreement”), there are no material relationships between Core and its directors, officers (or any associate of any such directors or officers) or affiliates, on the one side, and Woodcliff Health Investment Partners, LLC. or Hythiam, Inc. and their respective directors, officers (or any associate of any such directors or officers) or affiliates, on the other hand, relating to the Merger Agreement, the Merger or any transactions relating to the Merger and the Stock Purchase Agreement.

In addition, we confirm that the administrative services only (ASO) agreement referenced in Hythiam, Inc.’s Form 8-K/A for January 20, 2009, is not a material contract with respect to CompCare and, as such, does not require disclosure by CompCare in its filings.

Exhibits

12.	Please provide us with the schedules to exhibit 2.1 We may have additional comments.

Response: All the Schedules to Exhibit 2.1 have been attached to this letter.

On behalf of the Company, I acknowledge that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you should have any additional questions or comments, please do not hesitate to call me at (813) 367-4320.

Sincerely,

/s/ Joe Crisafi
Joe Crisafi
Chief Financial Officer

3405 W. Dr. Martin Luther King Jr. Blvd. • Suite 101 • Tampa, FL 33607

813-288-4808 • Fax: 813-288-4844

SCHEDULE 14C INFORMATION STATEMENT

Pursuant to Section 14(c) of the

Securities Exchange Act of 1934

Check the appropriate box:

☐	Preliminary Information Statement

☐	Confidential, for Use of the Commission Only (as permitted by Rule 14c-6(5)(d))

☒	Definitive Information Statement

COMPREHENSIVE CARE CORPORATION
(Name of Registrant as Specified in Its Charter)

Payment of Filing Fee (Check the appropriate box):

☒	No fee required.

☐	Fee computed on table below per Exchange Act Rules 14c-5(g) and 0-11.

	(1)	Title of each class of securities to which transaction applies:

N/A
	(2)	Aggregate number of securities to which transaction applies:

N/A
	(3)	Per unit price or other underlying value of transaction computed pursuant to Exchange Act Rule 0-11. (Set forth the amount on which the filing fee is calculated and state how it was determined):

N/A
	(4)	Proposed maximum aggregate value of transaction:

N/A
	(5)	Total fee paid:

N/A

☐	Fee paid previously with preliminary materials.

☐	Check box if any part of the fee is offset as provided by Exchange Act Rule 0-11(a)(2) and identify the filing for which the offsetting fee was paid previously. Identify the previous filing by registration statement number, or the Form of Schedule and the date of its filing.

	(1)	Amount Previously Paid:

$0
	(2)	Form, Schedule or Registration Statement No.:

N/A
	(3)	Filing Party:

N/A
	(4)	Date Filed:

N/A

COMPREHENSIVE CARE CORPORATION

3405 W. Dr. Martin Luther King, Jr. Blvd., Suite 101

Tampa, Florida 33607

(813) 288-4808

NOTICE BY ACTION OF

WRITTEN CONSENT OF STOCKHOLDERS

WE ARE NOT ASKING YOU FOR A PROXY AND

YOU ARE REQUESTED NOT TO SEND US A PROXY

This Information Statement is being furnished by the Board of Directors of Comprehensive Care Corporation, a Delaware corporation (the “Company,” “us,” “we,” and “our”), to holders of record of our common stock, $0.01 par value per share, as of the close of business on January 9, 2009, which is the Record Date for purposes of the written consent described in this Information Statement, pursuant to Rule 14c-2 promulgated under the Securities Exchange Act of 1934, as amended. The purpose of this Information Statement is to inform our stockholders of a certain action that was taken by the written consent, dated as of January 14, 2009, by the holders of a majority of our outstanding voting stock, voting together as a single class. This Information Statement also shall be considered the notice required under Section 228(e) of the Delaware General Corporation Law.

The action taken by the majority stockholders will not become effective until at least 20 days after the initial mailing of this Information Statement to the other stockholders.

No action is required by you. The accompanying information statement is furnished only to inform our stockholders of the action described above before it takes effect in accordance with Rule 14c-2 promulgated under the Securities Act of 1934, as amended. This information statement is being mailed to you on or before March~~February~~ XX~~13~~, 2009.

THIS IS NOT A NOTICE OF A SPECIAL MEETING OF STOCKHOLDERS AND NO STOCKHOLDER MEETING WILL BE HELD TO CONSIDER THE MATTER DESCRIBED HEREIN.

PLEASE NOTE THAT A MAJORITY OF THE COMPANY’S STOCKHOLDERS HAVE VOTED TO APPROVE THE INCREASE IN AUTHORIZED CAPITAL. THE VOTES HELD BY THE MAJORTY STOCKHOLDERS ARE SUFFICIENT TO SATISFY THE STOCKHOLDER VOTE REQUIREMENT FOR THESE ACTIONS AND NO ADDITIONAL VOTES WILL CONSEQUENTLY BE NEEDED TO APPROVE THE MATTER DESCRIBED HEREIN.

By order of the Board of Directors: John M. Hill Chief Executive Officer

Dated: March~~February~~ XX~~13~~, 2009

COMPREHENSIVE CARE CORPORATION

3405 W. Dr. Martin Luther King, Jr. Blvd., Suite 101

Tampa, Florida 33607

INFORMATION STATEMENT

INTRODUCTORY STATEMENT

Comprehensive Care Corporation is a Delaware corporation with our principal executive offices located at 3405 W. Dr. Martin Luther King, Jr. Blvd., Suite 101, Tampa, Florida 33607. Our telephone number is (813) 288-4808.

At the request of our Board of Directors, we are sending this Information Statement to our stockholders to notify you about action taken by the holders of 58.2% of our outstanding voting capital stock, voting together as a single class on an as-converted basis and by the holders of all our outstanding Series A Convertible Preferred Stock, par value $50.00 per share (“Series A Preferred Stock”), voting as a separate class, by written consent, dated January 14, 2009, in lieu of a special meeting of the stockholders, in accordance with the Delaware General Corporation Law (“DGCL”) and our Restated Certificate of Incorporation and Bylaws to approve the action. The action taken was ratification and approval of an amendment to the Company’s Restated Certificate of Incorporation to increase the number of authorized shares of the Company’s common stock, $0.01 par value per share (“Common Stock”), from 30,000,000 shares to 100,000,000 shares and to increase the number of authorized shares of the Company’s preferred stock, $50.00 par value per share (“Preferred Stock”), from 60,000 shares to 1,000,000 shares. The written consent will be effective not less than 20 calendar days after the initial mailing of this Information Statement.

Under Section 228 of the DGCL, we are required to provide notice of the taking of any corporate action without a meeting by less than unanimous written consent to those stockholders who have not consented in writing and who, if the action had been taken at a meeting, would have been entitled to notice of the meeting if the record date for such meeting had been the date that written consents signed by a sufficient number of stockholders to take the action were delivered to us. As of the Record Date, 8,327,766 shares of our Common Stock and 14,400 shares of our Series A Preferred Stock were outstanding. With respect to the stockholder actions described above, shares of Series A Preferred Stock are entitled to vote on an “as converted” basis with the Common Stock, voting together as a single class. Shares of Common Stock are entitled to one vote for each share of Common Stock held. Shares of our Series A Preferred Stock are entitled to 316.19 votes for each share of Series A Preferred Stock outstanding, which represents the equivalent of 4,553,136 shares of Common Stock. In addition, holders of our Series A Preferred Stock are entitled to vote as a separate voting class with respect to the amendment to the Company’s Restated Certificate of Incorporation.

We will pay all costs associated with the distribution of this Information Statement, including the costs of printing and mailing. We will reimburse brokerage firms and other custodians, nominees and fiduciaries for reasonable expenses incurred by them in sending this Information Statement to the beneficial owners of our Common Stock and Series A Preferred Stock.

This Information Statement is being mailed on or before March~~February~~ XX~~13~~, 2009 to the holders of record on January 9, 2009 of the outstanding shares of our Common Stock and Series A Preferred Stock.

AMENDMENT OF THE COMPANY’S RESTATED CERTIFICATE OF INCORPORATION TO INCREASE THE NUMBER OF AUTHORIZED SHARES OF COMMON STOCK BY 70,000,000 TO 100,000,000 AND TO INCREASE THE NUMBER OF AUTHORIZED SHARES OF PREFERENCE STOCK BY 940,000 TO 1,000,000

The Company’s Restated Certificate of Incorporation currently authorizes the Company to issue 30,000,000 shares of Common Stock, $0.01 par value per share and 60,000 shares of Preferred Stock, $50.00 par value per share. The Board of Directors approved and declared it advisable and in the Company’s best interest to submit to the holders of a majority of our then-outstanding Common Stock and Series A Preferred Stock, for action by written consent, an amendment to the Company’s Restated Certificate of Incorporation to authorize an additional 70,000,000 shares of Common Stock and an additional 940,000 shares of Preferred Stock. On January 14, 2009, stockholders owning approximately 58.2% of the outstanding shares of our Common Stock and Series A Preferred Stock, taken together as one class on an as-converted basis and all of the outstanding shares of our Series A Preferred Stock, as a separate class, approved the amendment to the Company’s Restated Certificate of Incorporation by action taken by written consent without a meeting in accordance with DGCL. No further vote of our stockholders is required to approve the amendment to the Company’s Restated Certificate of Incorporation. The amendment to our Restated Certificate of Incorporation will become effective when it is filed with the Delaware Secretary of State. We anticipate that such filing will occur on or about 20 calendar days after the date this Information Statement is first mailed to our stockholders.

As of the Record Date, the Company had 30,000,000 shares of its Common Stock authorized for issuance, of which 8,327,766 shares were issued and outstanding. This number does not include an aggregate of 2,352,168 shares reserved for issuance under outstanding options and warrants to purchase shares of our Common Stock, nor does it include 4,553,328 shares of our Common Stock reserved for issuance upon conversion of our Series A Preferred Stock, or 15,873 shares of our Common Stock reserved for issuance upon conversion of our 7 1/2% Convertible Subordinated Debentures due 2010, or 800,000 shares of our Common Stock reserved for issuance upon conversion of an 8 1/2% convertible promissory note due 2011. Thus, as of the Record Date, the Company had a total of 13,951,057 shares of Common Stock available for future issuance.

On January 20, 2009, pursuant to an Agreement and Plan of Merger Agreement (the “Merger Agreement”), between the Company, its wholly-owned subsidiary CompCare Acquisition, Inc. and Core Corporate Consulting Group, Inc., a Delaware limited liability company (“Core”), we issued to Core stockholders 1,675 shares of our Series B-1 Convertible Preferred Stock par value $50.00 (“Series B-1 Preferred Stock”), 2,665 shares of our Series B-2 Convertible Preferred Stock par value $50.00 (“Series B-2 Preferred Stock”) and 10,294,725 Common Stock par value $0.01. The details of the merger are contained in the Merger Agreement, a copy of which is set forth in Exhibit 10.1 to our Current Report on Form 8-K filed with the SEC on January 23, 2009. As a result of the merger of CompCare Acquisition, Inc. with and into Core (the “Merger”), (i) Core became a wholly-owned subsidiary of the Company and (ii) the former stockholders of Core are entitled to vote approximately 77% of the total voting power of the Company. Prior to the Merger on January 20, 2009, Core had acquired all 14,400 shares of Series A Preferred Stock and all 1,739,130 shares of Common Stock owned by Woodcliff Healthcare Investment Partners LLC (“Woodcliff”), a wholly-owned subsidiary of Hythiam, Inc. (“Hythiam”) and the Company’s largest stockholder. Prior to the Merger, on January 20, 2009, Core converted all of its Series A Preferred Stock into 4,553,136 shares of Common Stock.

Pursuant to the Certificate of Designation, Preferences and Rights of Series B-1 Preferred Stock and Series B-2 Preferred Stock filed with the Secretary of State of Delaware on January 16, 2009, in connection with the Merger, the Series B-1 Preferred Stock and the Series B-2 Preferred Stock shall automatically become convertible into their respective securities upon the satisfaction of the following conditions (the “Conversion Conditions”) (i) filing of an amendment to the Company’s Restated Certificate of Incorporation to increase the authorized number of shares of Common Stock to 100,000,000 shares and to increase the authorized number of shares of Preferred Stock to 1,000,000 shares and (ii) filing a Certificate of Designation designating a series of Series C Convertible Preferred stock, par value $50.00 per share (“Series C Preferred Stock”) of the Company having such rights, preferences and privileges as are set forth in an exhibit to such Certificate and (iii) authorizing the Company to issue a number of shares of such class equal to the number of shares of Series C Preferred Stock into which the Series B-1 Preferred Shares will be converted upon the satisfaction of the Conversion Conditions.

Subject to the Conversion Conditions, the Series B-1 Preferred Stock will be initially converted into an aggregate of 14,400 shares of Series C Stock. The initial per share conversion rate shall be one share of Series B-1 Preferred Stock for 8.597015 shares of Series C Preferred Stock. The Series C Preferred Stock will initially be convertible into Common Stock at the rate of approximately 316.28 shares of Common Stock for each share of Series C Preferred Stock, which conversion rate will be adjusted for certain dilutive issuances of Common Stock.

Subject to the Conversion Conditions, the Series B-2 Preferred Stock will be initially converted into an aggregate of 7,246,874 shares of Common Stock. The initial per share conversion rate shall be one share of Series B-2 Preferred Stock for 2,719.273546 shares of Common Stock, subject to any adjustments. The issuance of shares of Common Stock upon the conversion of the Series B-2 Preferred Stock will be made through a private placement exemption not involving a public offering under Section 3(a)(9) under the Securities Act and will be exempt from registration obligations under Section 5 of the Securities Act.

In addition to the conversion rights described above, the Series B-1 Preferred Stock and the Series C Preferred Stock, upon conversion of the Series B-1 Preferred Stock, have additional rights and preferences, including the following:

•	the right to receive a liquidation preference in the amount of $50.00 per share of series B-1 Preferred Stock and, upon its designation, the amount of $250.00 per share of Series C Preferred Stock;

•	the right to elect five directors of the Company representing a majority of our Board of Directors;

•

the right to require the Company to obtain the consent of the holders of at least a majority of Series B-1 Preferred Stock, or Series C Preferred Stock upon conversion, prior to the creation and issuance of capital stock with rights equal or superior to those of the Series B-1 Series C Preferred Stock.

•	prior to sale or merger including a material portion of our assets or business; and

•	prior to entering into any single or series of related transactions exceeding $5,000,000 or incurring any debt in excess of $5,000,000.

The principal purpose of amending our Restated Certificate of Incorporation to increase our authorized Common Stock is to make available additional shares of our Common Stock in accordance with our obligations under the provisions of the Merger Agreement.

Background and Circumstances Leading to the Merger

In October 2007, our board of directors formed a Special Committee for the purpose of evaluating and pursuing available strategic alternatives to enhance stockholder value, including the possible sale of the Company. The Special Committee was comprised of two independent directors of the Company. In addition, the Special Committee retained legal and financial advisors to assist with their evaluation and to provide guidance with respect to any valuation of any consideration for the Company. The legal and financial advisors reported directly to the Special Committee. Based on the strategic alternative study received by its financial advisors, the Special Committee commenced evaluating possible transactions with several parties, including discussions with Core regarding a possible business combination. Neither the Special Committee nor its advisors were affiliated with Hythiam, Core nor any of the other parties that expressed an interest in a possible transaction.

In December 2008, Core approached Hythiam to discuss the possibility of purchasing Hythiam’s ownership in the Company, which consisted of 14,400 shares of the Company’s Series A Convertible Preferred Stock and 1,739,130 shares of the Company’s common stock. After lengthy negotiations between the parties, Core and Hythiam signed a term sheet for the purchase of the Company securities owned by Hythiam through its subsidiary, Woodcliff. This agreement was conditional upon Core executing a term sheet with the Company describing a transaction in which Core would merge with the Company.

In late December 2008, Core contacted the Company to propose a transaction in which the Company would acquire Core through the issuance of the Company’s equity securities. A term sheet for a merger was prepared by the respective management teams of Core and the Company and submitted to the Special Committee and its professional advisors for evaluation. This term sheet was signed by the Company and Core on January 8, 2009 and provided that the merger was subject to certain conditions, including Board approval. The Company is very excited about this merger and will benefit greatly by acquiring Core’s sales and marketing expertise, including the current sales pipeline and its existing distribution channel relationships. In addition, the Company believes that through Core’s wholly owned subsidiary, Direct Ventures International, the Company can significantly increase its direct-to-consumer product marketing.

Following its own due diligence and analysis of the proposed transaction, the Special Committee recommended the merger to the Company’s Board. In coming to its conclusion, the Special Committee took into consideration the ability of a combined entity to raise additional capital, which would improve the Company’s current working capital position, the ability of Core to provide cross selling opportunities and additional distribution channels to increase the Company’s revenue base and the ability of the combined companies to realize synergies that would lead to improved profit margins. At the recommendation of the Special Committee, the board of directors unanimously approved the merger between Core and a wholly owned subsidiary of the Company and the merger agreement.

With the exception of the Core/Hythiam transaction, there are no material relationships between the Company, Merger Sub and its directors, officers (or any associate of any such directors or officers) or affiliates, on the one side and Core and its respective directors, officers (or any associate of any such directors or officers) or affiliates, on the other hand, relating to the Merger Agreement, the Merger or any transactions relating to the Merger.

In addition, with the exception of the Stock Purchase Agreement dated January 16, 2008 between Core and Woodcliff and its parent Hythiam (the “Stock Purchase Agreement”), there are no material relationships between Core and its directors, officers (or any associate of any such directors or officers) or affiliates, on the one side and Woodcliff or Hythiam and their respective directors (or any associate of any such directors or officers) or affiliates, on the other hand, relating to the Merger Agreement, the Merger or any transactions relating to the Merger and the Stock Purchase Agreement.

In addition to the issuance of securities in connection with the Merger described above, we anticipate issuing some of the additional shares of capital stock authorized by the proposed amendment to the Company’s current Restated Certificate of Incorporation to raise capital to meet the Company’s ongoing capital needs and increasing the number of shares authorized for issuance under our equity incentive plans to provide additional incentives to our employees going forward. Except as previously noted, we currently have no plans to issue the additional authorized shares. However, if our Board of Directors determines that it is necessary or appropriate, we may issue additional shares of our Common and/or Preferred Stock to permit future stock dividends or stock splits, to acquire another company or its business or assets, to establish strategic relationships with corporate partners, to provide equity incentives or compensation to employees, officers, directors or consultants or to pursue other matters. The increase in our authorized Common Stock will not have any immediate effect on the rights of our existing stockholders. Our Board will, however, have the authority to issue authorized Common Stock or Preferred Stock without requiring future stockholder approval of such issuances, except as may be required by applicable law or our Restated Certificate of Incorporation. To the extent that additional authorized shares are issued in the future, they may decrease our existing stockholders’ percentage equity ownership and, depending on the price at which they are issued, could be dilutive to our existing stockholders. The holders of our Common Stock have no preemptive rights. Holders of our outstanding shares of Preferred Stock, however, have a right of first refusal to purchase shares of any capital stock issued by us (except pursuant to our existing stock incentive plans) at the same price and on the same terms proposed to be issued or sold by the Company to a third party, so that the holders of our outstanding Preferred Stock would, after the issuance and sale of all such new securities, hold the same proportionate interest of our Common Stock as was held by them immediately prior to such issuance and sale (based on the number of shares of Common Stock to be received upon conversion of the Preferred Stock).

The increase in the number of authorized shares of our Common Stock and the subsequent issuance of such shares could also have the effect of delaying or preventing a change in control of the Company without further action by our stockholders, except for holders of our Preferred Stock. Shares of authorized and unissued Common Stock could (within the limits imposed by applicable law and our Restated Certificate of Incorporation) be issued in one or more transactions that would make a change in control of the Company more difficult and therefore, less likely. For example, such shares could be privately placed with purchasers who might side with the Board of Directors in opposing a hostile takeover bid. Any such issuance of additional stock could have the effect of diluting our earnings per share and book value per share of outstanding shares of our Common Stock or the stock ownership and voting rights of a person seeking to obtain control of the Company. While it may be deemed to have potential anti-takeover effects, the amendment to our Restated Certificate of Incorporation to increase our authorized Common Stock was not prompted by any specific effort or takeover threat currently perceived by management.

The Board of Directors believes it is in the Company’s best interest to have the flexibility to issue additional shares in the future as determined by the Board of Directors, including pursuant to the Merger Agreement without the expense and delay of a special stockholders’ meeting to approve such additional authorized Common Stock, or an additional Information Statement or written consent of stockholders.

Background Information About Core

Core was incorporated in Delaware on September 8, 2008. Core’s management and investors recognized certain statistical facts leading them to identify various segments of the population with underserved healthcare needs. In particular, these statistical facts included:

a.	Unemployment in the U.S. is currently at approximately 6.5% with a projection for this percentage to continue to rise in view of current economic conditions;

b.	Over 50% of the US population is now over the age of 40, an age that most people in the medical field identify as the beginning point for serious declines in health, e.g. the onset of visual difficulties and other symptoms of aging;

c.	Ethnic minority groups in the U.S. have little or no insurance coverage and have not yet been identified as a “major market” in the insurance industry. The net result is that those sectors of our population are either not insured or underinsured;

d.	Sixteen percent of the American population, or approximately 47 million people, have been identified as not having any insurance, while being categorized as uninsurable at the same time for medical aids, i.e., blood pressure cuffs; walkers or diabetic “pumps”; and

e.	Twenty-nine percent of people who had health insurance were underinsured with coverage so meager they often postponed medical care because of costs. Nearly 50 percent overall and 43 percent of people with health coverage, said they were “somewhat” to “completely” unprepared to cope with a costly medical emergency over the coming year.

Furthermore, while some sectors of our population are aware of and receive Medicaid and/or Medicare, that coverage in and of itself is insufficient to service the needs of the populations identified above and may not be accessed by many individuals in those sectors by reason of lack of knowledge.

In addition, the lack of medical records for individual members of our population is at epidemic proportions with most patients’ medical records being kept only at their physician’s or hospital’s offices. Simply put, in the event of emergency and/or sudden displacement of individuals (such as occurs during catastrophic events such as hurricanes), the medical records of individuals are very difficult to access, which could lead to misdiagnosis, mistreatment or other negative consequences.

Core was formed with the purpose of establishing distribution channels sufficient to reach the majority of those underserved populations described above, which channels can be established both privately and through government facilities. In addition, distribution methods can be economically provided so that the general financial impact on our society is minimized with the net result being that a substantially greater number of the members of our society can receive medical treatment at a price affordable to all.

In November 2008, Core acquired Direct Ventures International (“DVI”), owned and operated by Mr. Bill Barlow. Mr. Barlow’s expertise includes not only the sourcing of various items including durable medical equipment, but the distribution of the same as well. Through Mr. Barlow, Core has established relationships with various inbound and outbound telemarketing facilities having in excess of 500 licensed, insurance telemarketers operating throughout the U.S. and abroad.

Change of ownership as the result of the Merger

	Voting Shares Prior to Hythiam Selling Company Stock to Core		Voting Shares After Hythiam Selling Company Stock to Core		Voting Shares After the Merger with Core (1)
		%		%		%
Hythiam	6,292,266	48.8%	—		—
Core	—		6,292,266	48.8%	—
Former Core Shareholders	—				22,095,975	77.0%
Other CompCare Shareholders	6,588,636	51.2%	6,588,636	51.2%	6,588,636	23.0%

Total voting shares	12,880,902	100.0%	12,880,902	100.0%	28,684,611	100.0%

Note:

(1)	The Company issued 10,294,725 shares of Class A common stock, 1,675 shares of Class B-1convertible preferred stock (4,554,379 voting shares) and 2,665 shares of Class B-2 convertible preferred stock (7,246,871 voting shares) to acquire Core. This does not include 6,292,266 shares purchased by Core from Hythiam, which were cancelled.

Accounting Treatment of Merger

Pursuant to SFAS 141R, the acquisition will be accounted for as a “Reverse Acquisition” under 141.17-2. As such, the legal form of the transaction is ignored and the “target” company, being Core is treated as the “acquiring” company for financial reporting purposes and CompCare is treated as the “target” company. As such, the fair value of the CompCare’s common shares is recognized, together with adjustments necessary to reflect the CompCare’s net tangible and identifiable intangible assets at their fair value with any remainder assigned to goodwill. We considered the following pertinent facts and circumstances prescribed in paragraph A12 of SFAS 141(R) in identifying Core as the accounting acquirer:

1)	The relative voting rights in the combined entity after the business combination

After the merger, the former Core shareholders will have 77% of voting rights of the combined entity.

2)	The composition of the governing body of the combined entity

After the merger, the former Core shareholders will have the ability to elect or appoint 5 out of 7 of the combined entity’s board seats.

3)	The terms of the exchange of equity interests

Core paid a premium over the pre-combination fair value of the net identifiable assets acquired of CompCare.

Pursuant to paragraph A111 of SFAS 141(R), the combined entity’s financial statements in a reverse acquisition shall reflect:

1) The assets and liabilities of Core (the accounting acquirer) recognized and measured at their carrying value prior to the business combination.

2) The assets and liabilities of the Company (the accounting acquiree) recognized and measured at their fair value.

3) The retained earnings of Core (the accounting acquirer) before the business combination.

4) Core’s equity balance immediately prior to the combination plus the value of the Company stock transferred. The equity structure of Core (the accounting acquirer) is restated to reflect the equity structure of the Company, including the equity interests issued to effect the combination.

Unaudited Pro Forma financial statements are shown in Attachment A.

INFORMATION ON CONSENTING STOCKHOLDERS

Pursuant to the Company’s Bylaws and the DGCL, a vote by the holders of at least a majority of the voting power of our outstanding capital stock voting together as a single class is required to effect the actions described herein. As of the Record Date, we had 8,327,766 shares of Common Stock and 14,400 shares of Series A Preferred Stock issued and outstanding. Each share of Common Stock is entitled to one vote and each share of Series A Preferred Stock is entitled to 316.19 votes for each share of Series A Preferred Stock outstanding, which represents the equivalent of 4,553,136 shares of Common Stock. As a separate class, Series A Preferred Stock is entitled to one vote per share. Of the total potential 12,880,902 Common Stock votes, more than 50%, or 6,440,451, is required to pass any stockholder resolution. In addition, of the potential 14,400 Preferred A Stock, more than 50%, or 7,201 is required to pass any stockholder resolution. The consenting majority stockholders of Comprehensive Care Corporation are the owners of 2,939,130 shares of Common Stock and 14,400 of Series A Preferred Stock representing a total of 58.2% of the total voting power of Common Stock and 100% of the voting power of the Series A Preferred Stock as of the Record Date. Pursuant to Section 228(a) of the DGCL, the consenting majority stockholders voted in favor of the actions described herein in a written consent dated January 14, 2009. The consenting stockholders' names and shares voted are as follows:

Name of Consenting Stockholder	Shares of Common Stock Voted by Consent	Shares of Series A Preferred Stock Voted by Consent	Total Consenting Votes of Common Stock		Total Consenting Votes of Series A Preferred Stock
Woodcliff Healthcare Investment Partners, LLC (2)	1,739,130	14,400	6,292,266	(1)	14,400
Harry Ross	1,200,000		1,200,000

Total Consenting Votes			7,492,266		14,400

Total Votes in each class			12,880,902		14,400

Percentage of Consenting Votes			58.2%		100.0%

(1)	Each share of Series A Preferred Stock is entitled to 316.19 votes in the Common Stock class.
(2)	By having Woodcliff Healthcare Investment Partners, LLC vote in favor of increasing the authorized Common and Preferred stock, Hythiam was able to facilitate the sale of its holdings of Company stock to Core.

SECURITY OWNERSHIP

The following table sets forth, as of January 9, 2009, information concerning the beneficial ownership of Common Stock by each director of the Company, the Chief Executive Officer and four other most highly compensated executive officers provided that their annual compensation exceeds $100,000 and all directors and executive officers as a group. Unless otherwise indicated below, the business address for each named individual is the principal executive office address, which is 3405 W. Dr. Martin Luther King, Jr. Blvd., Suite 101, Tampa, Florida 33607. According to rules adopted by the Securities and Exchange Commission, a person is the “beneficial owner” of securities if he or she has, or shares, the power to vote such securities or to direct their investment. Unless otherwise indicated, each of the stockholders has sole voting and investment power with respect to shares beneficially owned.

NAME OF BENEFICIAL OWNER	SHARES BENEFICIALLY OWNED	PERCENT OF COMMON STOCK OUTSTANDING
Robert J. Landis (1)	397,000	4.6%
John M. Hill (2)	150,000	1.8%
Richard Powers(3)	75,000	*
Steven R. Peskin, M.D. (4)	25,000	*
Michel Sucher, M.D. (4)	25,000	*
Michael Yuhas(4)	25,000	*
Vijay A.Chevli(4)	25,000	*
Michael D. Bakst, Ph.D. (4)	25,000	*
All executive officers and directors as a group (8 persons)	747,000	8.3%

*	Less than 1%.
(1)	Includes 107,000 shares of common stock held directly and 290,000 shares subject to options that are presently exercisable.
(2)	Includes 150,000 shares subject to options that are presently exercisable.
(3)	Includes 75,000 shares subject to options that are presently exercisable.
(4)	Includes 25,000 shares subject to options that are presently exercisable.

The following table sets forth, as of January 9, 2009, the name, address, stock ownership and voting power of each person or group of persons known by the Company to own beneficially more than 5% of the outstanding shares of Common Stock. Unless otherwise indicated, each of the stockholders has sole voting and investment power with respect to shares beneficially owned.

NAME AND ADDRESS OF BENEFICIAL OWNER	SHARES BENEFICIALLY OWNED		PERCENT OF COMMON STOCK OUTSTANDING
Harry Ross
3622 Reeves Road, Ojai, CA 93023	2,000,000	(1)	21.9%
Robert Lange
1806 Hickory Street, St. Louis, MO 63104	625,500	(2)	7.5%
Woodcliff Healthcare Investment Partners LLC
11150 Santa Monica Boulevard, Suite 1500, Los Angeles, CA 90025	6,292,266	(3)	48.9%

(1)	Information obtained from Schedule 13D filed by Mr. Ross on September 5, 2008
(2)	Information obtained from Schedule 13G filed by Mr. Lange on September 19, 2008.
(3)	Represents the sum of 4,553,136 shares of Common Stock reserved for issuance upon conversion of the Series A Preferred Stock and 1,739,130 Common shares held directly.

NO DISSENTERS’ RIGHTS

You do not have the right to dissent and obtain an appraisal of your shares under Delaware law in connection with the amendments our Restated Certificate of Incorporation described in this Information Statement.

WHERE CAN YOU FIND MORE INFORMATION ABOUT THE COMPANY

We file our annual, quarterly and current reports, proxy statements and other information with the SEC. You can read and copy any materials that we file with the SEC at its public reference facilities at Room 1580, 100 F Street, N.E., Washington, D.C. 20549. You may also obtain copies of the document at prescribed rates by writing to the Public Reference Section of the SEC at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference facilities. The SEC also maintains a website that contains information we file electronically with the SEC, which you can access over the Internet at http://www.sec.gov. You also can view such documents on our website www.compcare.com.

Tampa, Florida

March~~February~~ XX~~13~~, 2009

By order of the Board of Directors:

John M. Hill
Chief Executive Officer

Attachment A

Pro Forma Financial Statements

1) Unaudited Pro Forma Balance Sheet as of September 30, 2008	14
2) Unaudited Pro Forma Statement of Operations for the Nine Months ending September 30, 2008	16
3) Unaudited Pro Forma Statement of Operations for the Twelve Months ending December 31, 2007	17

Comprehensive Care Corporation

Unaudited Pro Forma Balance Sheet - September 30, 2008

			Pro Forma Adjustment					Pro Forma Adjustment
(In Thousands)	Core Historical 30-Sep-08	CompCare Historical 30-Sep-08	Core Private Offering		Purchase Hythiam Interest (b)		Core (g) Consol.	Core Acquisition		Reverse Acquisition Adjustment		Pro Forma Consol.
Assets
Current assets:
Cash and cash equivalents	—	1,127	1,500	(a)	(1,500	)(b)	1,127					1,127
Net accounts receivable	—	1,545					1,545					1,545
Other current assets	—	734					734					734

Total current assets	—	3,406	1,500		(1,500)		3,406	—		—		3,406

Property and equipment, net	—	275					275					275
Unallocated assets	—	—			12,760	(c)(d)	12,760					12,760
Goodwill, net	—	991			(991	)(e)	—					—
Other assets	—	273					273					273

Total assets	—	4,945	1,500		10,269		16,714	—		—		16,714

Liabilities and Equity
Current liabilities:
Accounts payable and accrued liabilities	4	2,224					2,228	—				2,228
Accrued claims payable	—	6,371					6,371					6,371

Total current liabilities	4	8,595	—		—		8,599	—		—		8,599

Long-term liabilities:
Long-term debt	—	2,444					2,444					2,444
Other liabilities	—	2,604					2,604					2,604

Total long-term liabilities	—	5,048	—				5,048	—		—		5,048

Total liabilities	4	13,643	—				13,647	—		—		13,647

Stockholders’ equity (deficit)
Preferred stock	—	720			(720	)(e)	—	217	(h)			217
Common stock	12	83	6	(a)	(83	)(e)	18	86	(h)	65	(i)	169
Treasury stock								17	(h)	(17	)(j)	—
Additional paid-in capital	—	57,896	1,494	(a)	(57,896	)(e)	1,494	1,251	(h)	(48	)(i)	2,697
Accumulated deficit	(16)	(67,397)			67,397	(e)	(16)	—				(16)

Total stockholders’ equity	(4)	(8,698)	1,500		8,698		1,496	1,571		—		3,067
Noncontrolling Interest	—	—	—		1,571	(f)	1,571	(1,571	)(h)	—		—

Total liabilities and equity	—	4,945	1,500		10,269		16,714	—		—		16,714

Notes:

(a)	Represents an issuance of 6,000,000 shares of Core Corporate Consulting Group, Inc. (Core) at $0.001 par value for $1,500,000 through a private transaction, as if it had been completed on September 30, 2008. There was no significant cost related to the transaction.
(b)	Reflects the purchase of Hythiam’s 48.85% interest in CompCare for $1,500,000, as if it had been completed on September 30, 2008.
(c)	The valuation of intangible assets such as customer contracts, provider network and NCQA certification has not been completed yet.
(d)	Represents the excess amount of the acquisition cost and the fair value of noncontrolling interest over the carrying value of CompCare’s net assets acquired, as if the purchase was done on September 30, 2008.
(e)	Elimination of CompCare’s historical balances.
(f)	Represents the estimated fair value of net assets acquired attributable to noncontrolling interest, as if the acquisition had been completed on September 30, 2008.
(g)	Core’s consolidated balance sheet as if it was prepared on September 30, 2008.
(h)	Reflects the issuance of 10,294,725 shares of common stock at $0.01 par value, 1,675 shares of Series B-1 convertible preferred stock at $50 par value and 2,665 shares of Series B-2 convertible preferred stock at $50 par value to acquire Core. As a result, Core’s beneficial ownership in CompCare had increased to approximately 77%.
(i)	Represents the adjustment to reflect the equity structure of CompCare (Accounting Acquiree) in a reverse acquisition, as if the acquisition had been completed on September 30, 2008.
(j)	Cancels 1,739,130 shares of CompCare common stock reacquired during the acquisition of Core.

Comprehensive Care Corporation

Unaudited Pro Forma Statement of Operations

For the Nine Months Ended September 30, 2008

	Core Historical 30-Sep-08	CompCare Historical 30-Sep-08	Private Transaction		Purchase Hythiam Interest		Completed Transaction	Core Acquisition		Reverse Acquisition Adjustment		Pro Forma Consol.
(In thousands, except per share data)
Revenues		27,315					27,315					27,315
Operating expenses:
Healthcare operating expenses		28,913					28,913					28,913
General administrative expense	4	2,995					2,999					2,999
Depreciation and amortization		119			480	(b)	599					599

Total operating expenses	4	32,027	—		480		32,511	—		—		32,511
Loss from operations	(4)	(4,712)	—		(480)		(5,196)	—		—		(5,196)
Other non-operating income, net		2					2					2
Interest income		23					23					23
Interest expense		(142)					(142)					(142)

Loss before income taxes from continuing operations	(4)	(4,829)	—		(480)		(5,313)	—		—		(5,313)
Provision for income taxes		2					2					2

Net loss from continuing operations	(4)	(4,831)	—		(480)		(5,315)	—		—		(5,315)

Net loss from continuing operations per common share:
Basic and diluted ($)	(0.00)	(0.62)					(0.30)					(0.32)
Weighted average shares outstanding:
Basic and diluted	11,800	7,828	6,000	(a)	(7,828	)(c)	17,800	10,295	(d)	(17,800	)(e)	16,384
										7,828	(e)
										(1,739	)(f)

Comprehensive Care Corporation

Unaudited Pro Forma Statement of Operations

For the Twelve Months Ended December 31, 2007

	Core Historical 31-Dec-07	CompCare Historical 31-Dec-07	Private Transaction		Purchase Hythiam Interest		Completed Transaction	Core Acquisition		Reverse Acquisition Adjustment		Pro Forma Consol.
(In thousands, except per share data)
Revenues		37,400					37,400					37,400
Operating expenses:
Healthcare operating expenses	—	36,790					36,790					36,790
General administrative expense	—	4,028					4,028					4,028
Depreciation and amortization	—	154			640	(b)	794					794

Total operating expenses	—	40,972	—		640		41,612	—		—		41,612

Loss from operations	—	(3,572)	—		(640)		(4,212)	—		—		(4,212)

Other non-operating income, net	—	224					224					224
Interest income	—	147					147					147
Interest expense	—	(190)					(190)					(190)

Loss before income taxes from continuing operations	—	(3,391)	—		(640)		(4,031)	—		—		(4,031)
Provision for income taxes		72					72					72

Net loss from continuing operations	—	(3,463)	—		(640)		(4,103)	—		—		(4,103)

Net loss from continuing operations per common share:
Basic and diluted ($)	—	(0.45)					(0.68)					(0.25)
Weighted average shares outstanding:
Basic and diluted	—	7,697	6,000	(a)	(7,697	)(c)	6,000	10,295	(d)	(6,000	)(e)	16,253
										7,697	(e)
										(1,739	)(f)

Note:

(a)	Represents an issuance of 6,000,000 shares of Core Corporate Consulting Group, Inc. (Core) at $0.001 par value for $1,500,000 through private transaction, as if it had been completed on January 1, 2007. There was no significant cost related to the transaction.
(b)	Represents the estimated amortization of intangible assets acquired, as if the transaction had been completed on January 1, 2007. The estimated useful life is assumed at 3 years. The amortization is being recognized using the straight-line method.
(c)	Reflects the elimination of CompCare's historical balances, as if the transaction had been completed on January 1, 2007.
(d)	Represents the issuance of 10,294,725 shares of CompCare common stock in connection with Core acquisition, as if it had been completed on January 1, 2007.
(e)	Represents the adjustment to reflect the equity structure of CompCare (Accounting Acquiree) in a reverse acquisition, as if the acquisition had been completed on January 1, 2007.
(f)	Cancels 1,739,130 shares of CompCare common stock reacquired during the acquisition, as if the cancellation had been done on January 1, 2007.

COMPANY DISCLOSURE SCHEDULE

Section 3.2(a) - Direct Ventures International, Inc., a Florida corporation

Section 3.2(b) - None

Section 3.2(c) - None

Section 3.3(b) - None

Section 3.3(c) - None

Section 3.5(a) - None

Section 3.5(b) - None

Section 3.7 - See disclosure to Section 3.20 below.

Section 3.8 - None

Section 3.9	- 1. Letter Agreement by and among the Company, Stonebriar Financial, LLC and Safeway Financial, LLC, dated October 29, 2008.

2. Assignment of Stonebriar Financial, LLC’s interest in Letter Agreement among the Company, Stonebriar Financial, LLC and Safeway Financial, LLC, dated October 29, 2008.

3. Stock Purchase Agreement, dated November 13, 2008, between the Company and Direct Ventures International, Inc.

4. Agreement dated November 26, 2008, between the Company and Gericho Financial Services whereby Gericho Financial Services sells certain of the Company’s programs.

5. Marketing Agreement, dated August 25, 2008, between Direct Ventures International, Inc. and Airborne Health whereby Direct Ventures International, Inc. markets Airborne Health products outside of the United States.

6. Manufacturing Agreement dated June 30, 2008, between Direct Ventures International, Inc. and Rockwell whereby Rockwell manufactures certain of the Company’s products.

Section 3.10 - None

Section 3.11 - None

Section 3.12 - None

Section 3.13 - None

Section 3.14 - None

Section 3.15 - None

Section 3.16(b) - None

Section 3.17 - None

Section 3.18 - None

Section 3.19 - None

Section 3.20	- 1. Loan from Clark A. Marcus (former director and officer of the Company) in an amount, as of January 16, 2009, not exceeding $100,000.

2. Loan from Giuseppe Crisafi (former director and officer of the Company) in an amount, as of January 16, 2009, not exceeding $100,000.

3. Loan from Jerry Katzman (former director and officer of the Company officer in an amount, as of January 16, 2009, not exceeding $100,000.

4. The Company’s Director Joshua I. Smith grants to the Company, at no cost to the Company, the use of a certain portion of his office space in Silver Springs, Maryland.

5. As of January 16, 2009, current and former directors, officers and certain stockholders of the Company are entitled to certain expense reimbursements not exceeding $100,000 in the aggregate.

PARENT DISCLOSURE SCHEDULE

TO THE

AGREEMENT AND PLAN OF MERGER

DATED AS OF JANUARY     , 2009 BY AND AMONG

COMPREHENSIVE CARE CORPORATION, COMPCARE ACQUISITION, INC.,

AND

CORE CORPORATE CONSULTING GROUP, INC.

Section 4.2(a)

Name	Jurisdiction of Organization
Behavioral Healthcare Management, Inc.	Michigan

CompCare de Puerto Rico, Inc.	Puerto Rico

CompCare of Pennsylvania, Inc.	Nevada

Comprehensive Behavioral Care of Connecticut, Inc.	Florida

Comprehensive Behavioral Care, Inc.	Nevada

Comprehensive Provider Networks of Texas, Inc.	Texas

Healthcare Management Services, Inc.	Michigan

Aurora Behavioral Health Hospital, Inc.	Colorado

CareInstitute	California

Comprehensive Care Integration, Inc.	Delaware

Trinity Oaks Hospital, Inc.	Texas

CompCare Pharmacy Solutions, Inc.	Nevada

CompCare West, Inc.	Nevada

Comprehensive Behavioral Care of Texas	Texas

Comprehensive Care de Buenos Aires	Puerto Rico

Comprehensive Disease Management, Inc.	Ohio

Comprehensive Innovations Institute	Texas

Section 4.2(b)

None.

Section 4.2(c)

None.

Section 4.4(c)

Parent has reserved 1,153,668 shares of Common Stock for issuance pursuant to stock options which are authorized but have not been granted under Parent’s Employee 2002 Stock Option Plan and Director’s Plan.

Section 4.4(d)

None.

Section 4.5(a)(ii)

None.

Section 4.5(a)(iv)

None.

Section 4.5(b)

None.

Section 4.8

None.

Section 4.9

None.

Section 4.10

1. A behavioral healthcare services contract whereby Parent (or one of its Subsidiaries) serves approximately 242,000 members of a health plan providing Medicaid, Medicare, and CHIP benefits in Michigan; Texas and California. Services are provided on a fee-for-service and ASO basis.

2. A behavioral healthcare services contract under which Parent (or one of its Subsidiaries) serves approximately 172,000 members of a health plan providing Medicaid and Medicare benefits in Michigan. Services are provided on a fee-for-service and ASO basis.

3. A behavioral healthcare services contract by which Parent (or one of its Subsidiaries) serves approximately 173,000 members of a health plan providing Medicaid benefits in Michigan and Illinois. Services are provided on an ASO basis.

4. A contract under which Parent (or one of its Subsidiaries) provides behavioral healthcare and other ancillary services to approximately 10,000 members of a health plan providing. Medicare benefits in Puerto Rico. Services are provided on a fee-for-service basis.

5. Indenture, dated April 25, 1985 between the Company and Bank of America, NT&SA, relating to Convertible Subordinated Debentures.

Section 4.11

None.

Section 4.12

None.

Section 4.13

None.

Section 4.15

None.

Section 4.16(b)(i)

Office Lease, dated November 12,2008, between Comprehensive Behavioral Care, Inc. and Highwoods/Florida Holdings, L.P. with respect to the real property located at 3405 W. Dr. Martin Luther King, Jr. Boulevard, Suite 101, Tampa, Florida.

Section 4.16(b)(ii)

None.

Section 4.16(b)(iii)

None.

Section 4.17

None.

Section 4.18

Trademark registrations and applications:

Trademark	Registration/Application No.
COMPCARE	39848 (Puerto Rico only)
COMPREHENSIVE BEHAVIORAL CARE	38551 (Puerto Rico only)
COMPCARE	1333713
COMPCARE	1211963
COMPCARE	1517632 (renewal pending)
COMPCARE	2459960
COMPCARE (Stylized)	2522935
COMPREHENSIVE CARE CORPORATION	1227026
THE COMPANY WITH A CONSCIENCE	2474017
The BridgeEAP	77273320 (application no.)
The BridgeCD	77273138 (application no.)
The BridgeDM	77273407 (application no.)
The BridgeBH	77273093 (application no.)
The BridgeRX	77273988 (application no.)